SECURITIES AND EXCHANGE

                                   COMMISSION

                             WASHINGTON, D.C. 20549

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                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

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                                   33-17598-NY
                            (Commission File Number)

(CHECK ONE)      [ ] Form 10-K    [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
                 [ ] Form N-SAR

For Period Ended:  March 31, 2000

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:  N/A

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                         PART I. REGISTRANT INFORMATION

Full Name of Registrant:                    The Tirex Corporation

Address of Principal Executive Office:      3828 St. Patrick
                                            Montreal, Quebec H4E 1A4

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                        PART II. RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25 (b), the following should be completed. (Check the appropriate box.)

[ ]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report ion Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant"s statement or other exhibit required by Rule
                  12b-25 (c) has been attached, if applicable.


                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company's quarterly report for the quarter ended January 31, 2000 cannot be filed within the prescribed time period because the Company's outside auditors have not yet completed their review respecting same. The review by the outside auditors is expected to be completed no later than May 17, 2000, with the corresponding quarterly report to be filed shortly thereafter.

                            PART IV OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                     John B.M. Frohling, Esq. (973) 226-4600

         (2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If no, identify reports.

                                                         [X] Yes  [ ]   No

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This Notification of Late Filing on Form 12b-25 is comprised of 3 sequentially
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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [ ] Yes  [X]   No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              THE TIREX CORPORATION

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May 15, 2000                      By:     /s/ Michael D.A. Ash
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                                               Michael D.A. Ash, Chief Financial
                                               Officer

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================================================================================
This Notification of Late Filing on Form 12b-25 is comprised of 3 sequentially numbered pages.